

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 6, 2007

Mr. Christopher G. Webster, Chief Financial Officer
Pengrowth Energy Trust
Suite 2900, 240 – 4th Avenue S.W.
Calgary, Alberta
Canada T2P 4H4

   Re: Pengrowth Energy Trust
     Form 40-F for the Fiscal Year Ended December 31, 2006
     Filed March 31, 2006
     File No. 001-14620

Dear Mr. Webster:

   We have completed our review of your Form 40-F and related filings and have no further comments at this time.

      Sincerely,

      Brad Skinner
      Senior Assistant Chief Accountant